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EXHIBIT 17.1


May 18, 2005

Dear Michael,

         I am writing to submit my resignation as a member of the Board of Directors of Island Pacific, Inc., effective immediately.

         Corinne Bertrand and I first raised serious questions of revenue recognition with the Board and the Audit Committee more than three months ago. Despite repeated urgings by Ms. Bertrand and me, the Board has not seen fit to conduct a thorough, complete and independent internal investigation of all the relevant facts, without unnecessary limitations as to scope. I see no indication that the Board's attitude is likely to change or that it is likely to take these issues seriously. Accordingly, the time has come for me to separate myself from the Board.

                                                  Sincerely,


                                                  /s/ Mike Tomczak